Exhibit 99.1
Regulatory release

Three and twelve month periods ended December 31, 2024
Unaudited Condensed Financial Report
On January 30, 2025, Shell plc released the Unaudited Condensed Financial Report for the three and twelve month periods ended December 31, 2024, of Shell plc and its subsidiaries (collectively, “Shell”).

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